Form 11-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (Fee Required)
                              For the fiscal year ended January 31, 2003
             OR
[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)
                               For the transition period from  to
                    Commission file number  1-7898
A.  Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:
                               Lowe's 401(k) Plan

B.  Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
                               Lowe's Companies, Inc.
                               1605 Curtis Bridge Road
                               Wilkesboro, NC  28697

         Lowe's 401(k) Plan
                Form 11-K
           January 31, 2003

          Table of Contents
                                                                                                                                                        Page No.
Part I   - Exhibit Index ...............................................................................................................................2
Part II  - Financial Information
              Cover Page...................................................................................................................................3
              Independent Auditors' Report..................................................................................................4
              Statements of Net Assets Available For Benefits
              as of January 31, 2003 and February 1, 2002...........................................................................5
              Statements of Changes in Net Assets Available for Benefits
              for the Years Ended January 31, 2003 and February 1, 2002.................................................6
              Notes to Financial Statements for the Years Ended
              January 31, 2003 and February 1, 2002.................................................................................7-11
              Supplemental Schedules as of and for the Year Ended January 31, 2003
                      Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held

             Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant
             To Section 906 of the Sarbanes-Oxley Act of 2002..............................................................16

             All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations
             for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                Lowe's 401(k) Plan
Exhibit Index
         Form 11-K for the Year Ended January 31, 2003

Exhibit No.                     Description of Exhibit                                                                               Page No.
         1.  Consent of Deloitte & Touche LLP, Independent Auditors.................................15
       99.1                             Certification Pursuant to 18 U.S.C. Section 1350, as Adopted
                                    Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.................................16

__________________________________________________________________________________
    LOWE'S  401(k) PLAN

 Financial Statements as of and for the Years Ended January 31, 2003 and February 1, 2002,
 Supplemental Schedules as of and for the Year Ended January 31, 2003,
 and Independent Auditors' Report
_____________________________________________________________________________________________

INDEPENDENT AUDITORS' REPORT

To the Participants and Plan Administrator of
    Lowe's 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Lowe's 401(k) Plan (the
"Plan") as of January 31, 2003 and February 1, 2002, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of January 31, 2003 and February 1, 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement
Income Security Act of 1974.  These schedules are the responsibility of the Plan's management.  Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP

July 18, 2003

LOWE'S  401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JANUARY 31, 2003 AND FEBRUARY 1, 2002

	JANUARY 31,	FEBRUARY 1,
	2003	2002
Assets
Investments (Notes 1, 2, 3, 4, 6 and 10):
Investments, at fair value	$1,730,870,152	$372,575,387
Investments, at contract value	88,958,215	85,056,779
Total Investments	1,819,828,367	457,632,166

Receivables:
Employer contribution	67,083,158	617,451
Participant contributions	2,810,533	1,850,624
Accrued interest and dividends	365,258	603,833
Total Receivables	70,258,949	3,071,908

Cash	26,371	-

Total Assets	1,890,113,687	460,704,074

Liabilities - Due to broker for securities purchased	1,203,242	1,258,042

Net assets available for benefits	$1,888,910,445	$459,446,032

See notes to financial statements

LOWE'S 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JANUARY 31, 2003 AND FEBRUARY 1, 2002

	JANUARY 31,	FEBRUARY 1,
	2003	2002
Additions:
Investment income:
Net appreciation in fair value of
investments (Notes 2 and 3)	$ -	$ 107,015,446
Interest	4,313,578	5,225,422
Dividends	3,455,435	1,827,774
Total Investment Income	7,769,013	114,068,642

Contributions (Note 1):
Employer contributions	86,915,551	14,209,048
Participant contributions	74,716,655	48,545,998
Total Contributions	161,632,206	62,755,046

Transfers from Lowe's Companies Employee Stock Ownership
Plan (Notes 1 and 8)	2,006,155,616	2,147,280

Total Additions	2,175,556,835	178,970,968

Deductions:
Investment loss -
Net depreciation in fair value of
investments (Notes 2 and 3)	(555,582,966)	-
Benefits paid to participants (Note 1)	(190,508,569)	(41,132,753)
Administrative expenses (Note 9)	(887)	(2,233)

Total Deductions	(746,092,422)	(41,134,986)

Net Increase	1,429,464,413	137,835,982

Net assets available for benefits:
Beginning of year	459,446,032	321,610,050
End of year	$ 1,888,910,445	$ 459,446,032

See notes to financial statements

LOWE'S 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2003 AND FEBRUARY 1, 2002
1.       DESCRIPTION OF THE PLAN
The following description of the Lowe's 401(k) Plan (the "Plan") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General:  The Plan, adopted effective February 1, 1984, is a defined contribution plan covering substantially all employees of Lowe's Companies, Inc. and subsidiaries (the "Plan Sponsor") who have completed 90 days of continuous service.  The Fiduciary Committee of the Board of Directors (the "Board") controls and manages the operation and administration of the Plan.  State Street Bank and Trust Company ("State Street") serves as the trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974
("ERISA").

Plan Merger:   On May 10, 2002, the Board voted to merge the Lowe's Companies Employee Stock Ownership
Plan (the "ESOP") into the Plan.  Effective as of September 13, 2002, the Plan was amended and all assets of the
ESOP, totaling $1,996,025,444 were transferred to the Plan.  Participants in the former ESOP were fully vested as of the merger date and all ESOP investments were transferred into a segregated account within the Plan.
Subsequent to the transfer, participants could diversify their former ESOP investment into any of the Plan's twelve investment options.  The Plan Sponsor made no contributions to the ESOP in 2002 but instead made contributions to the Plan based on a performance matching schedule, approved by the Board, as described below.

Contributions:  Effective June 22, 2002, each year, participants may contribute up to 50% of their pretax annual compensation, as defined by the Plan, subject to the Internal Revenue Code limitations.  Prior to June 22, 2002, participants were allowed to contribute up to 10% of their pretax annual compensation.  The minimum contribution for participants is 1% of their pretax compensation. Effective June 22, 2002, the baseline matching contribution (the "Baseline Match") under the Plan is as follows: the first 1% contributed is matched by the Plan
Sponsor at the rate of 100% and participant contributions in excess of  1% and up to 6% are matched at a rate 25%
 after the first anniversary of the participants date of hire.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Performance Matching:  Effective for the Plan year beginning February 2, 2002, the Board approved a performance matching contribution (the "Performance Match") in addition to the above-mentioned Baseline Match for Plan participants with three or more years of service and who are actively employed on the last day of the fiscal year for which the Performance Match is being determined.  The match amount is determined based on growth in the Plan
 Sponsor's net earnings before taxes from the prior fiscal year.  Currently, eligible participants could receive as much as 350% of their Baseline Match based on earnings growth.  The Performance Match is contributed on the second Monday of April each year.  During 2003, the Board approved a performance matching contribution for the
2002 plan year to all eligible participants totaling approximately $66 million, which represents the maximum 350%.

Participant Accounts:  Individual accounts are maintained for each Plan participant.  Each participant's account is credited with the participant's contribution, the employer contribution, and allocations of Plan earnings, and charged with benefit payments and allocations of Plan losses and investment expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting:  All participants are 100% vested in the Plan at all times.

Investments: The twelve investment options to which participants may direct their contributions include one fixed income fund, three lifestyle funds, two small-cap funds, two mid-cap funds, two large-cap funds, one international fund, and a Lowe's Companies stock fund.  Prior to August 4, 2001, all matching contributions made by the Plan
Sponsor were invested in the employer fund which consisted of investment contracts and was not directed by participants.  Effective August 4, 2001, trust assets under the Plan attributed to a participant's previously accumulated employer fund balance and future matching contributions are invested in the investment funds available under the Plan by the trustee as directed by participants.

Payment of Benefits:  On termination of service for any reason, a participant receives a lump-sum amount equal to the value of the participant's vested account.

The Plan allows for in-service withdrawals to participants under age 59-1/2 only in cases of financial hardship and such withdrawals must total at least $1,000 and be approved by the Plan's record-keeper or the Plan Sponsor.
Participants who have attained age 59-1/2 are entitled to a one time in-service withdrawal of all of their accumulated balances.

The Plan allows for a one-time in-service withdrawal to participants in the former ESOP who have attained 20 or more years of service with the Plan Sponsor.  Eligible participants may withdraw 50% of their former ESOP
Account balance by requesting a distribution through the Lowe's 401(k) Action Line.  The distribution may be transferred to either an IRA or paid directly to the participant.

Plan Year:  The plan year coincides with the fiscal year of Lowe's Companies, Inc., which ends on the Friday closest to January 31 of each year.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.  The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition:  Investments, other than the investment contracts, are stated at fair value.  Guaranteed investment contracts are stated at contract value (See Note 4).  Investments in common stocks are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the prior business day.  The mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan.  Money market funds are valued at cost plus accrued interest, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis.  Interest and dividend income is recorded on the accrual basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of net appreciation/(depreciation) in fair market value of investments for such investments.

Payments of Benefits:  Benefits are recorded when paid.

Expenses:  As provided by the Plan document, administrative expenses (excluding certain investment management expenses) of the Plan are paid by the Plan Sponsor.

3.       INVESTMENTS

The following table presents investments that represent 5 percent or more of the Plan's net assets available for benefits as of January 31, 2003 and February 1, 2002:

	January 31,	February 1,
	2003	2002

Metropolitan Life Insurance Company Annuity Contract
#25066, variable rate, no maturity 85,056,779 units (Note 4)	*	$ 85,056,779
Fidelity Magellan Fund 304,233 shares	*	30,644,252
Lowe's Companies, Inc. common stock
48,053,267 and 6,533,045 shares, respectively	$ 1,642,460,666	$ 298,560,157

*  Represents less than 5 percent of net assets available for benefits

During fiscal years 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) / appreciated in value by ($555,582,966) and $107,015,446 during the years ended January 31, 2003 and February 1, 2002, respectively, as follows:

	2002	2001

Mutual funds	$ (16,715,704)	$ (10,571,603)
Common stock	(538,867,262)	117,587,049
	$ (555,582,966)	$ 107,015,446

4.       INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has entered into a contract with Metropolitan Life Insurance Company ("MetLife") which maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and is charged for participant withdrawals.  The contract is fully benefit responsive and therefore is included in the financial statements at contract value as reported to the Plan by MetLife.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The contract effective annual rate was 4.75% and ranged from
6.05% to 8% for the years ended January 31, 2003 and February 1, 2002, respectively.

5.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6.      RELATED PARTY TRANSACTIONS

Certain Plan investments represent funds managed by State Street.  State Street is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan for overdraft expenses totaled $887 and $2,233 for the years ended January 31, 2003 and February 1, 2002, respectively.

At January 31, 2003 and February 1, 2002, the Plan held 48,053,267 and 6,533,045 shares, respectively of common stock of Lowe's Companies, Inc., the sponsoring employer, with a cost basis of $546,414,680 and $129,903,649 respectively.  During the years ended January 31, 2003 and February 1, 2002, the Plan recorded dividend income of $2,441,980 and $371,990, respectively.

7.       TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated July 1, 2002, that the Plan and related trust are designed in accordance with applicable regulations of the Internal Revenue Code.

The Plan has been amended since applying for the determination letter; however, the Plan Sponsor and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the

Plan's financial statements.

 8.       DIVERSIFICATION TRANSFERS

Diversification transfers from the former ESOP totaled $10,130,172 and $2,147,280 for the years ended January

31, 2003 and February 1, 2002, respectively.  Prior to the merger of the ESOP into the Plan, a member of the

ESOP who had attained age 50 and completed at least ten years of active participation in the ESOP had the right to elect to have a portion of his or her capital accumulation transferred to the Plan. An election to transfer must have been made on the prescribed form and filed with the ESOP committee within the 90 day period immediately following the close of a plan year in the election period.

9.      OVERDRAFT TRANSFERS

State Street is authorized to transfer funds from the respective employee funds in order to avoid overdrafts, which occur when money needs to be transferred out of the Plan to comply with participant investment elections.  The transfers are invested in the State Street Bank Short-term Fund.  Any interest earned while investing in the State

Street Bank Short-term Fund is transferred to the respective employee funds.  Fees paid by the Plan to State Street for overdraft expenses totaled $887 and $2,233 for the years ended January 31, 2003 and February 1, 2002, respectively.

10.      NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

February 1,
2002

Net Assets:
Annuity contract	$ -

Changes in Net Assets:
Investment income	$ 2,076,104
Contributions	7,008,009
Benefits paid to participants	(3,793,145)
Transfers between funds *	$ (69,271,799)

$ (63,980,831)

*  Transfers from the employer fund to the participant-directed funds.

As discussed in Note 1, effective August 4, 2001, all investments became participant-directed.

LOWE'S  401(K) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
JANUARY 31, 2003

Identity of Issue	Description of Investment	Cost	Current Value

* Lowe's Companies, Inc.	Common stock	**	$ 1,642,460,666

* State Street Bank	Short Term Investment - Money Market Type Fund	**	16,989,355

Metropolitan Life Insurance
Company, #25066	Annuity Contract	**	88,958,215

American Century - Twentieth
Century International Growth Fund	Mutual Fund	**	2,518,937

American Century Capital
Portfolios, Inc. Value Fund	Mutual Fund	**	5,230,704

Fidelity Equity Income Fund	Mutual Fund	**	13,439,611

Fidelity Magellan Fund	Mutual Fund	**	24,547,296

Franklin Value Investors Trust
Balance Sheet Investment Fund	Mutual Fund	**	6,734,884

MFS Capital Opportunities Fund	Mutual Fund	**	3,430,245

Safeco Growth Fund	Mutual Fund	**	3,350,890

Vanguard Life Strategy Fund
Conservative Growth Fund	Mutual Fund	**	3,082,129

Vanguard Life Strategy Fund
Moderate Growth Portfolio	Mutual Fund	**	4,586,584

Vanguard Life Strategy Fund
Growth Fund	Mutual Fund	**	4,498,851

TOTAL INVESTMENTS			$1,819,828,367

*    Permitted party-in-interest

**  Cost information is not required for participant-directed investments and therefore, is not included.

LOWE'S  401(K) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4j -
SCHEDULE OF REPORTABLE TRANSACTIONS
JANUARY 31, 2003

Single Transactions

Description of Investment	Purchase Price	Selling Price	Cost of Asset	Value of Asset on Transaction Date	Gain

Lowe's Companies, Inc., common stock asset transfer from ESOP	$1,996,025,444	-	$379,762,475	$1,996,025,444	-

                 Signatures

In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                                                                         Lowe's Companies, Inc.

July 30, 2003                                                                                  /s/    Kenneth W. Black, Jr.
     Date                                                                                                Kenneth W. Black, Jr.
                                                                                                     Senior Vice President and Chief
                                                                                                             Accounting Officer

Exhibit 1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 33-54497, 33-54499, 333-34631,
and 333-36096 of Lowe's Companies, Inc. and subsidiaries on Form S-8 of our report dated  July 18, 2003, appearing in this Annual Report on Form 11-K of Lowe's 401(k) Plan for the year ended January 31, 2003.

/s/  DELOITTE & TOUCHE LLP

Hickory, North Carolina

July 30, 2003

Exhibit 99.1

Certification Pursuant to 18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of the Lowe's 401(k) Plan (the "Plan") on Form 11-K for the period ended
January 31, 2003, as filed with the Securities and Exchange Commission (the "Report"), I, Kenneth W. Black, Jr.,
Senior Vice President and Chief Accounting Officer and Perry G. Jennings, Senior Vice President -Human Resources,
certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities
                     Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

           /s/   Kenneth W. Black, Jr.                                                                     /s/   Perry G. Jennings
________________________________                                ________________________________
Name:   Kenneth W. Black, Jr.                                                       Name:    Perry G. Jennings
Title:     Senior Vice President and                                                Title:     Senior Vice President -
              Chief Accounting Officer                                                              Human Resources
Date:     July 30, 2003                                                                      Date:      July 30, 2003